Exhibit 99.2

N E W S  R E L E A S E

Siyata Mobile Announces Closing of approximately $4.0 Million Public Offering of Common Shares and Pre-Funded Warrants

Vancouver, BC – August 15, 2024 - Siyata Mobile Inc. (Nasdaq: SYTA) (Nasdaq: SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced the closing of its previously announced public offering of approximately $4.0 million of common shares, and pre-funded warrants to purchase common shares at a public offering price of $1.70 per share. The gross proceeds of the offering do not include any proceeds to the Company from the future exercise of the pre-funded warrants issued in the offering. The Company intends to use the proceeds from the offering for working capital, general corporate purposes, payments to a third-party marketing agency for services related to marketing and advertising.

Spartan Capital Securities, LLC acted as the sole placement agent in connection with the offering.

The offering was conducted pursuant to the Company’s registration statement on Form F-1, as amended, (File No. 333-281218) initially filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2024, and declared effective by the SEC on August 13, 2024. A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to this offering may be obtained from Spartan Capital Securities, LLC, at 45 Broadway, 19th Floor, New York, NY 10006.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas
Hayden IR
SYTA@Haydenir.com
646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales
Siyata Mobile Inc.
glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.